UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Vedanta Limited

(Exact name of registrant as specified in its charter)

Maharashtra, India	001-33175	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai, Maharashtra, India	400 093
(Address of principal executive offices)	(Zip Code)

Prerna Halwasiya

(91) 1246773804

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Introduction

In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (the “Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule and Form SD require public reporting companies with conflict minerals (as defined below) that are necessary to the functionality or production of a product they manufacture or contract to be manufactured to disclose annually whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or certain countries that share an internationally recognized border with the DRC (each, an “adjoining country”, and including DRC, a “covered country”) or are from recycled or scrap sources. The term “conflict minerals”, as defined in Form SD means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which currently are limited to tantalum, tin, and tungsten.

References in this Form SD to “we”, “us”, “our” and “Vedanta Limited” mean Vedanta Limited and its consolidated subsidiaries.

Item 1.01	Conflict Minerals Disclosure and Report

Introduction and Background

Vedanta Limited is one of India’s largest diversified natural resources company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminum, iron ore, oil and gas and commercial power. On September 21, 2020, the Company acquired Ferro Alloys Corporation Limited (FACOR), which is involved in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (“FPL”).

On December 28, 2017, Vedanta Limited through its wholly owned subsidiary acquired controlling stake in AvanStrate Inc., Japan (ASI). ASI is involved in the manufacturing of glass substrate. Glass substrate is made in hot furnace by processing silica sand and other raw materials and chemicals. Furnace is made of various machines and equipment. Raw materials are melted at the temperature of 1600-1660 degrees C in furnaces. Various precious metals such as Platinum, Palladium, Rhodium and Gold are used in various furnace equipment such as refining cell and pipes for molten glass namely Platinum Refining Zone (PRZ), Work Zone (WZ), Connection Zero (CO) and Stirrer (ST) as high heat resisting tools. ASI last purchased gold in FY 2014 from Tanaka Kikinzoku Kogyo (TKK), Japan and since then has not purchased any gold. As on December 31, 2020, ASI has 24.161 kgs of gold stock. TKK is having a complete due diligence done since June 2012 on “Conflict Mineral Management Policy” to perform appropriate due diligence for supply chains of gold and silver. They conduct supply chain due diligence procedures comprising all measures required by the guidance of London Bullion Market Association (LBMA) for gold and silver and London Platinum & Palladium Market (LPPM) for platinum and palladium, including investigation of both counterparties and their beneficial owners, source of gold and silver, as well as transaction monitoring. Related policy and report are also available on their website.

Our operations, through our subsidiary, Fujairah Gold FZC (“Fujairah Gold”), include a precious metal refinery (our “Fujairah Refinery”) that produces gold and silver in Fujairah in the United Arab Emirates (the “UAE”). Our Fujairah Refinery refines gold from anode slime generated as a mining byproduct produced from our copper processing operations (“Mining Byproduct Gold”) and from silver sand generated as a byproduct produced from our Zinc/Lead smelter operations in India. Till year ended December 31, 2014, Fujairah Gold has also been refining gold using gold dore that is not of commercial quality (“Gold Dore”) which is sourced from individual traders. Fujairah Gold has not procured any Gold Dore (Mined Gold) during the current year ended December 31, 2020.

Our copper processing operations is principally one of custom smelting the assets of which include, among others, a smelter located in Tuticorin, Tamil Nadu in India (our “Tuticorin Smelter”). Presently, the operations are suspended consequent to rejection of application for renewal of Consent to operate (CTO) and order of closure of existing smelter plant. This matter is sub-judice. Gold is a trace constituent found naturally in copper concentrate. The copper concentrate is smelt to produce copper anodes which is further electrolytically refined to produce copper cathodes which have purity levels of 99.9% copper. The residue formed while refining copper is known as anode slime and contains concentrates of gold. As a custom smelter, our Tuticorin Smelter sources our copper concentrate requirements from various global suppliers.

Our Zinc/Lead India operations are owned and operated by Hindustan Zinc Limited (HZL), a subsidiary of Vedanta Limited, in which it holds 64.92% ownership interest. Lead and Zinc Concentrate is produced at mines operated by HZL. Silver occurs naturally in zinc & lead along with traces of gold. Zinc & Lead Concentrate is processed at Smelters where refined lead metal & zinc metal are produced. During smelting process, residues are generated which contains silver and minor metals like gold. This material is further refined by electrolysis at Silver Refinery plant to get pure silver and during this refining process, residue called Silver Sand is generated which contains traces of gold.

Our Fujairah Refinery produces gold by processing the anode slime/ silver sand that are separated from the copper concentrate at our Refinery operations in India/Lead and Zinc concentrate at our Zinc operations in India.

In light of the foregoing, under the Rule and Form SD, Vedanta was required to conduct in good faith a reasonable country of origin inquiry (“RCOI”) concerning whether the gold that we refined at the Fujairah Refinery during 2020 originated in a Covered Country or was from recycled or scrap sources.

Framework (Fujairah Policy and Assurance Report)

Fujairah Gold, as the operator of the Fujairah Refinery, has established a five-step framework for risk-based diligence in its gold supply chain (the “Fujairah Diligence Framework”) that complies with the Responsible Gold Guidance (the “DMCC Gold Guidance”) issued by Dubai Multi Commodities Centre (“DMCC”). The DMCC Gold guidance, that incorporates the OECD management on responsible supply chain, has been issued to assist DMCC licensed members and non-members within the UAE’s gold and precious metals industry on the implementation of the OECD guidelines on conducting due diligence and developing a risk management framework for responsible supply chain management of gold and precious metals when sourcing from conflict-affected and high-risk areas. As part of the Fujairah Diligence Framework, Fujairah Gold has established a Responsible Gold Supply-Chain Due Diligence Policy (the “Fujairah Sourcing Policy”) that establishes Fujairah Gold’s policy to fight serious human rights abuses, to avoid contributing to conflict over its supply chain and to comply with high standards of anti-money laundering and combating terrorist financing, to conduct appropriate risk-based due diligence, screening and monitoring of transactions and governance structures in places. The Fujairah Sourcing Policy is consistent with the model policy set forth in Annex II to the OECD Guidance. This policy is uploaded on Fujairah Gold website for information to all staff related to Fujairah Refinery and to its raw materials suppliers and their counterparties. Fujairah Gold policy is backed up with its Know Your Counterparty (KYC) procedure and due diligence risk assessment procedure. The policy is reviewed as per requirements or change in circumstances ensuring at least one annual review, the last review date being February 1, 2021. The Fujairah Sourcing Policy, due diligence compliance report, and assurance report from a third party can be found on the Fujairah Gold website at www.fujairahgold.com.

RCOI Process Followed

We conducted our RCOI in accordance with, and pursuant to, the Fujairah Diligence Framework. Pursuant thereto, we commenced our assessment of risk in our supply chain for gold refined by Fujairah Gold with the origin of each source of gold supplied to the Fujairah Refinery.

As part of the process, management carried out a due diligence compliance review covering how Fujairah Gold has implemented the DMCC Responsible Gold Guidance and how Fujairah Gold complies with the requirements of the DMCC Responsible Gold Guidance. The due diligence compliance report is available on the Fujairah Gold website as mentioned above.

Further, an independent third party limited assurance was carried out in accordance with the International Standard on Assurance Engagements (ISAE) 3000 and the guidance set out in the DMCC’s Practical Guidance, as to whether the management’s compliance report describe fairly the activities undertaken during the year to demonstrate compliance with the DMCC’s Practical Guidance and whether management’s conclusion has been drawn in accordance with the requirements of the DMCC’s Practical Guidance and with the DMCC’s Review Protocol. The latest assurance report is available on the Fujairah Gold website as mentioned above.

Mining Byproduct: The OECD Guidance (which has been recognized by the SEC as a “nationally or internationally recognized due diligence framework”), establishes a general rule that the origin for mined gold is the mine itself, subject to an exception for gold that is a mining byproduct. The OECD states that the origin of mining byproduct gold should be deemed to be the point where trace gold is first separated from its original mineral ore. Based on this position, we have determined that the gold refined at our Fujairah refinery that was sourced from the anode slime originated in India at the Tuticorin Smelter and Silver sand originated in India at the Hindustan Zinc Ltd., which are the point where the trace gold is first separated from the original copper ore or copper concentrate and Zinc / lead ore/concentrate.

Based on the strength of the management systems in place with respect to our Mining Byproduct Gold pursuant to the Fujairah Due Diligence, as well as our analysis of the origin of our Mining Byproduct Gold and third party assurance, we reasonably determined that no anomalies or unusual circumstances relating to the origin or transport to our Fujairah Refinery of our Mining Byproduct Gold were identified that would have required further inquiry into the country of origin of our Mining Byproduct Gold.

Conclusion

Based on the efforts described above, we have determined that the gold refined at our Fujairah Refinery from the Mining Byproduct Gold did not originate in a covered country and did not come from recycled or scrap sources. Further, Fujairah Gold has not procured any Gold Dore (mined gold) during the calendar year ended December 31, 2020.

This conflict mineral disclosure is also available on our website: www.vedantalimited.com

Item 1.02	Exhibits

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VEDANTA LIMITED

(Registrant)

/s/ Ajay Goel		May 31, 2021

By:	Ajay Goel	(Date)

Title:	Deputy Group Chief Financial Officer